Exhibit 99.2

GRANITE REAL ESTATE INVESTMENT TRUST
(“Granite REIT”)
and
GRANITE REIT INC.
(“Granite GP”)

Report of Voting Results for Annual General Meetings of Stapled Unitholders

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the joint annual general meetings (the “Meetings”) of holders of stapled units (“Stapled Units”) of Granite REIT and Granite GP held on June 10, 2021.

A total of 45,660,781 stapled units (74% of outstanding stapled units) were represented in person or by proxy at the Meetings.

1.
Each of the nominees listed in Granite REIT’s Management Information Circular dated April 12, 2021 were elected as Trustees of Granite REIT and directors of Granite GP to hold office until the next annual general meeting or until their successors are duly elected or appointed. The outcome of the vote was as follows:

	As Trustee of Granite REIT				As Director of Granite GP
Nominee	Votes For	%	Votes Withheld	%	Votes For	%	Votes Withheld	%
Peter Aghar	45,274,390	99.78	100,101	0.22	45,274,815	99.78	99,676	0.22
Remco Daal	45,293,997	99.82	80,493	0.18	45,294,189	99.82	80,302	0.18
Kevan Gorrie	45,295,962	99.83	78,529	0.17	45,296,731	99.83	77,759	0.17
Fern Grodner	45,293,838	99.82	80,653	0.18	45,293,170	99.82	81,321	0.18
Kelly Marshall	45,090,572	99.37	283,919	0.63	45,090,822	99.37	283,669	0.63
Al Mawani	45,286,399	99.81	88,091	0.19	45,286,194	99.81	88,296	0.19
Gerald Miller	45,261,139	99.75	113,352	0.25	45,261,330	99.75	113,161	0.25
Sheila Murray	42,955,951	94.67	2,418,540	5.33	43,869,076	96.68	1,505,415	3.32
Jennifer Warren	45,289,303	99.81	85,188	0.19	45,289,673	99.81	84,818	0.19

2.
Deloitte LLP was re-appointed as auditor of each of Granite REIT and Granite GP until the next annual general meeting or until a successor is appointed, and the board of directors of Granite GP was authorized to fix the remuneration of the auditor of Granite GP. The outcome of the vote was as follows:

	Votes For	%	Votes Withheld	%
Re-appointment of Deloitte LLP as Auditors of Granite REIT	45,629,083	99.93	29,692	0.07
Re-appointment of Deloitte LLP as Auditors of Granite GP and authorization of the directors of Granite GP to fix the remuneration of Deloitte LP	45,628,117	99.93	30,658	0.07

3.	The non-binding advisory resolution on Granite’s approach to executive compensation was passed as follows:

	Votes For	%	Votes Against	%
Non-binding advisory resolution on Granite’s approach to executive compensation	44,378,444	97.80	996,046	2.20

DATED as of this 10th day of June, 2021.

GRANITE REAL ESTATE INVESTMENT TRUST

By:   (signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer

GRANITE REIT INC.

By:   (signed) “Kevan Gorrie”
Kevan Gorrie
President and Chief Executive Officer